

August 23, 2012

Via E-mail
Tai-Ming Ou
Chief Executive Officer
China Clean Energy Inc.
Jiangyin Industrial Zone, Jiangyin Town
Fuqing City, Fujian Province
People's Republic of China

      RE: **China Clean Energy Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed March 30, 2011
               File No 0-53773

Dear Mr. Ou:

We issued comments on the above filing on June 12, 2012. On August 6, 2012, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3768 if you have questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief